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Exhibit 99.3

        7 October 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 4 October 2002 it purchased for cancellation 160,000 Ordinary Shares of 1/3p each at an average price of 93p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

October 25, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 800,000 Ordinary Shares of 0.33p each at an average price of 133.19p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

October 28, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 20,000 Ordinary Shares of 0.33p each at an average price of 132.00 per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

October 30, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 20,000 Ordinary Shares of 1/3p each at an average price of 140.59p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

October 31, 2002

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that it purchased for cancellation 90,000 Ordinary Shares of 0.33p each at an average price of 139.75p per share.

        For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges/Alastair Hetherington +44 207 831 3113 edward.bridges@fd.com alastair.hetherington@fd.com

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  Exhibit 99.3